Exhibit 99

REPORT ON MATERIAL INFORMATION

“DECISIONS OF THE BOARD OF DIRECTORS”

1.	General Information.

1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications «Rostelecom».
1.2.	Issuer’s short proprietary name: OJSC Rostelecom.
1.3.	Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.
1.4.	State Registration Number (OGRN): 1027700198767.
1.5.	Taxpayer’s Identification Number (TIN): 7707049388.
1.6.	Issuer’s unique code assigned by registration authority: 00124-A.
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts.

2.	Material Information.

2.1.	Date of the Board of Directors meeting: June 3, 2009.
2.2.	Date and number of the Board of Directors Minutes: Minutes No. 02 dated June 3, 2009.
2.3.	Decision made by the Board of Directors of the Company:
	1.	To appoint Anton Kolpakov as the Company’s Sole Executive Body — General Director.
	2.	To determine the term of office of Anton Kolpakov as the Company’s Sole Executive Body — General Director from June 4, 2009 to June 3, 2011 inclusive.
2.4.	The interest of abovementioned person in the charter capital and ordinary shares of the Company:
	–	Anton Kolpakov has no interest in the charter capital or ordinary shares of the Company.
The interest in charter capital or ordinary shares (if applicable) of subsidiaries and/or associates of the Company: none.
The interest in the Company’s, its subsidiaries’ and/or associates’ shares that can be acquired by these persons under the warrants provided by the Company, its subsidiaries and /or associates: none.

3.	Signature

3.1.	Deputy General Director —
	Finance Director	s/s Anton A. Khozyainov
3.2.	Date: June 4, 2009